Salvo Landau Gruen & Rogers
                             510 Township Line Road
                                   Suite 150
                         Blue Bell, Pennsylvania 19422
                            telephone: 215/ 653-0110
                            facsimile: 215/ 653-0383





October 29, 2008



VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

Attention: Peggy Fisher, Assistant Director

Re:     File No. 333-152096 / S-1 Registration Statement
        WorldWater & Solar Technologies Corp.
        -------------------------------------
        (f/k/a WorldWater & Power Corp.)

Dear Ms. Fisher:

On behalf of WorldWater & Solar Technologies Corp. (the "Company"), we hereby request acceleration of effectiveness of the Company's Registration Statement on Form S-1, as amended, to 3:00 pm EDT, Friday, October 31, 2008.

The Company acknowledges that:

1. should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,


/s/  Stephen A. Salvo
------------------------
Stephen A. Salvo


cc:  Frank Smith, WorldWater & Solar Technologies Corp.